Exhibit A

Ceragon to Participate in Upcoming Investor Conferences in

November

Rosh Ha'ain, Israel, November 11, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, announced today that management will participate in the following investor conferences in November:

•	17th Annual Craig-Hallum Alpha Select Conference – This conference will take place in New York on Tuesday, November 17, at the Sheraton New York Times Square Hotel. CEO Doron Arazi and CFO Ronen Stein will be available for one-on-one meetings at the conference. Investors interested in meeting with management should contact their Craig-Hallum representative directly or email crnt@fnkir.com.

•	7th Annual Needham Tech Week: One-on-One Event – This conference will be held virtually from November 18-20, 2026. CEO Doron Arazi and CFO Ronen Stein will be available for virtual one-on-one meetings during the conference. Investors interested in speaking with management should contact their Needham representative directly or email crnt@fnkir.com.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink

FNK IR

1+646-809-4048

Joey Delahoussaye

FNK IR

1+312-809-1087

crnt@fnkir.com